April 2, 2014

Via EDGAR and EMAIL

Christina Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	GrafTech International Ltd.
PRER14A filed March 25, 2014
PRE 14A filed March 21, 2014
File No. 001-13888

Dear Ms. Chalk:

This letter is submitted in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 28, 2014, with respect to the above-referenced preliminary proxy statements (as amended to date, the “Proxy Statement”) filed by GrafTech International Ltd. (the “Company”).

For your convenience, I have set forth each comment from your letter in bold typeface and include the Company’s response below it.

Revised Preliminary Proxy Statement filed on March 25, 2014

General

1. Please mark the proxy statement as “preliminary.” See Rule 14a-6(e).

The Company acknowledges the Staff’s comment and will add “SUBJECT TO COMPLETION – PRELIMINARY COPY” on the header of the notice to shareholders and the proxy statement for each subsequent preliminary proxy statement.

Christina Chalk

April 2, 2014

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2. See our last comment above. File a form of proxy similarly marked “preliminary.”

The Company acknowledges the Staff’s comment and will add “SUBJECT TO COMPLETION – PRELIMINARY COPY” at the top of each preliminary proxy card subsequently filed by it.

Proposal One: Election of Nine Directors, page 7

3. The disclosure here indicates all nominees will serve until the next annual meeting if elected, with the exception of Mr. Shular, who has informed the Company that he will serve only until December 31, 2014. Clarify what will happen vis-à-vis the Board when he resigns on that date. Will the Board be reduced in size, or will Mr. Shular be replaced (and if so, by whom)?

The Company acknowledges the Staff’s comment and will add the following disclosure after the third sentence in the first paragraph on the page:

“The Board has no present plan or intention with respect to the vacancy to be created by the departure of Mr. Shular on December 31, 2014 and accordingly has not identified any prospective replacement for him. The Board may, at that time, either elect to fill the vacancy with a qualified individual to be identified or reduce the size of the Board to eliminate the vacancy, as it determines to be in the best interests of the Company and all of its stockholders.”

Additional Background of the Solicitation, page 8

4. Refer to the third paragraph in this section. Specify which requirements of GrafTech’s Corporate Governance Guidelines you assert were not met by Mr. Milikowsky, resulting in him not being re-nominated as a director of the Company in 2013.

The Company acknowledges the Staff’s comment and will add the following disclosure on page 8 of the Proxy Statement:

“As an essential part of the consideration for the issuance of such shares, the Stockholders’ Agreement (i) granted Daniel and Nathan Milikowsky and certain of their affiliates the right to nominate Nathan Milikowsky (and under certain circumstances a replacement for him reasonably acceptable to the Board) to serve on the Board and provided for Mr. Milikowsky (or such replacement) to be re-nominated by the Board for election as a director so long as certain conditions were met and (ii) imposed certain standstill obligations on Daniel and Nathan Milikowsky and their affiliates and related parties because of their Board nominee’s access to inside information. The standstill provisions restrict various types of takeover and

Christina Chalk

April 2, 2014

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similar or related activities, including, among other things, attempts by Daniel or Nathan Milikowsky or their affiliates to take actions to change, control or influence management except by Nathan Milikowsky (or such replacement) acting as a Board member.

In addition, the Stockholders’ Agreement imposed confidentiality and restricted use (other than as a Board member) obligations on Nathan Milikowsky (or any such replacement), which among other things restricted disclosure to Daniel Milikowsky or any other person unless such disclosure was required by law (subject to certain notice requirements).

The conditions for Nathan Milikowsky’s (or such replacement’s) re-nomination for election to the Board included: (i) satisfaction of the requirements set forth in GrafTech’s Corporate Governance Guidelines and the Nominating Committee Charter, as reasonably determined by the Nominating Committee; and (ii) the absence of any material breach of the standstill obligations by any person subject to the Stockholders’ Agreement.

The requirements under the Nominating Committee Charter (described above) which the Nominating Committee concluded were not satisfied by Mr. Milikowsky were: (i) acting as a member of the Board; and (ii) high personal standards (integrity, honesty and full disclosure of all present and future conflicts of interest). The requirements under our Governance Guidelines (described above) which the Nominating Committee concluded were not satisfied by Mr. Milikowsky were: (i) compliance with his duty of undivided loyalty; (ii) compliance with his duty of candor; and (iii) compliance with codes of conduct adopted by the Company (which are applicable to all Company personnel, including all directors, and are and were formally annually acknowledged by, all Company personnel, including all directors), including those relating to ethics, integrity, conflicts of interest, public disclosure and confidentiality.”

5. Specifically describe the actions or inaction by Nathan Milikowsky which the Company believes breached the confidentiality and standstill provisions of the Stockholders’ Agreement.

The Company acknowledges the Staff’s comment and will add the following disclosure on page 8:

“Taking into account many years of interaction with Nathan Milikowsky, a special report of a well-recognized law firm, Wilson Sonsini Goodrich & Rosati, to assist the Nominating Committee with its annual assessment of the Board and its Committees, and the results of an internal investigation by well recognized, highly experienced, independent investigatory counsel, Morris, Nichols, Arsht & Tunnell LLP, reporting to a Special Committee of the Board comprised entirely of independent directors, the Nominating Committee determined that the facts, circumstances and evidence established a pattern of deceit and misrepresentation by Nathan Milikowsky that was disruptive to Board functioning and counterproductive to the Board’s discharge of its fiduciary duties to the stockholders.

Christina Chalk

April 2, 2014

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The Nominating Committee unanimously concluded, after full deliberation, that the conditions to re-nomination of Nathan Milikowsky for election as a director were not satisfied as described above and recommended to the Board that he not be re-nominated and determined that the Stockholders’ Agreement had been breached by Daniel and Nathan Milikowsky. The Board unanimously, but for Nathan Milikowsky, concurred in that conclusion and decided not to re-nominate him.

The Special Committee was formed by the Board in response to a letter submitted to the Board’s lead independent director, the Company’s General Counsel and the Company’s outside counsel for distribution to the Board by the Company’s former Chief Financial Officer along with three other employees, based on their personal knowledge and in accordance with express provisions of our Governance Guidelines and codes of conduct. The Special Committee initially consisted of six directors, all of whom are independent directors. One of those directors subsequently resigned from the Special Committee for the reasons described below. Neither Craig Shular nor Nathan Milikowsky was a member of the Special Committee.

The letter submitted by the Chief Financial Officer reported on a series of communications between representatives of the Company and a large hedge fund that was an investor and trader in GrafTech shares (the “Hedge Fund”), during which the Hedge Fund revealed intimate contemporaneous knowledge of material non-public information regarding significant M&A transactions then under consideration, the Company’s plant cost structure and the Company’s capital spending and investment activities, information that was only known to management and members of the Board.

In accordance with corporate governance best practices, the Special Committee engaged well recognized, highly experienced, independent counsel, Morris, Nichols, Arsht & Tunnell LLP, as counsel to the Special Committee and to conduct a thorough investigation into the matters reported. The Company estimates that over 2,000 hours of personnel time was spent collecting and reviewing documents and interviewing personnel, including approximately 500 hours by investigatory counsel alone, and that thousands of documents were collected and reviewed during the investigation.

Investigatory counsel reported its conclusions over the course of three separate meetings of the Special Committee. After completion of its investigation, investigatory counsel reported its conclusion that there had been leaks of material nonpublic information, that there was evidence that Nathan Milikowsky was the source of the leaks, that there was no evidence to support a conclusion that management or any other director was the source of the leaks and that at least some of that information could not have been developed independently.

Christina Chalk

April 2, 2014

Page Five

Notably during the course of the investigation, Nathan Milikowsky chose not to cooperate fully, including refusing to sign a customary legal hold notice (the only person to refuse to do so). Investigatory counsel reported that Nathan Milikowsky represented that he produced all documents responsive to investigatory counsel’s request, although documents produced by another director revealed this representation to be untrue, as described below. Independent investigatory counsel reported that the documents provided by Nathan Milikowsky were incomplete and excluded specifically requested documents known by the investigatory counsel to exist. Nathan Milikowsky ultimately declined to be interviewed by investigatory counsel where he would have been able to clarify any deficiencies in his document production or misinterpretation thereof, to explain communications by Daniel Milikowsky and another family member and otherwise refute concerns identified by such counsel.

In reaching its conclusions, the independent directors (whether as members of the Nominating Committee, the Special Committee or the Board) considered the many facts and circumstances known and presented to them, including all those that they considered material and relevant. These included:

Information obtained through an extensive and thorough internal investigation

•	Nathan Milikowsky was sharing information with Daniel Milikowsky, in violation of his fiduciary duties and contractual obligations. There were multiple communications between the Hedge Fund and Daniel Milikowsky that Nathan Milikowsky did not report to the Board, including communications related to stock buybacks at the same time that the Audit Committee (of which Nathan Milikowsky was member) was establishing the parameters and directing the execution thereof. Further, when Mary Cranston asked Nathan Milikowsy during 2012 whether he was in contact with the Hedge Fund, Nathan Milikowsky stated he had had one telephone call with them. During a subsequent Board meeting shortly thereafter, in response to a request to report that telephone call to the Board, Nathan Milikowsky stated that he had not spoken to the Hedge Fund, but rather that his brother, Daniel Milikowsky, had been contacted by the Hedge Fund. Such statements by Nathan Milikowsky to the Board were inconsistent with the facts identified in the investigation.

Christina Chalk

April 2, 2014

Page Six

•	Another Milikowsky family member, who was also an employee of a different hedge fund, was revealed to be communicating with the Hedge Fund and Nathan Milikowsky was aware thereof.

•	As reported in the Chief Financial Officer’s letter distributed to the Board, the Hedge Fund inquired about and demonstrated intimate contemporaneous knowledge of material non-public information that was only known to senior management and the directors. The Hedge Fund stated to our Investor Relations team that it objected to a large acquisition by the Company in an area about which the Company had not previously disclosed material interest, of almost exactly the same type and size that the Company was then considering. The Hedge Fund subsequently named the prospective target. The Hedge Fund disclosed to our Investor Relations team information about the cost structure of our electrode plants and the status of our capital spending in certain Engineered Solutions business units, information that was some of the Company’s most sensitive information. Investigatory counsel concluded that there was no evidence to support a conclusion that management or any director other than Nathan Milikowsky was the source of that information and that at least some of the information could not have been determined independently.

Activities intended to deceive his fellow directors

•	Nathan Milikowsky and another director (who was Chair of the Audit Committee) entered into an undisclosed arrangement which the Special Committee, with advice of outside counsel, concluded it was a free option, enabling that director to benefit from any increase in value of an approximately $200,000 investment in an early stage medical technology company sponsored by Nathan Milikowsky without the concomitant investment risk. Thereafter, that same director became a supporter of Nathan Milikowsky’s agenda. That same director also thereafter assured Mary Cranston that she would be able to continue as lead director or possibly even become chairperson after management changed. Nathan Milikowsky never disclosed that conflict of interest when the Special Committee (of which such director was to be a member) was formed and never produced any of the documents related thereto, even though they were within the scope of investigatory counsel’s production request. Rather, the arrangement was first disclosed at the very end of the investigation by that director, who mentioned it at that time to some other directors, stating that it was only about a $10,000 cash investment, and then later admitted the full extent of the arrangement and produced documents in an follow up interview by investigatory counsel. That director subsequently resigned from the Special Committee.

•	Nathan Milikowsky deliberately misrepresented the voting intentions of one director in order to deceive another director into supporting his agenda.

Christina Chalk

April 2, 2014

Page Seven

The independent directors also considered that the Special Committee did not have the power to subpoena testimony or documents from anyone, including directors or third parties (other than officers and employees), that requesting testimony or documents from third parties could likely result in public disclosure and controversy which would be adverse to the Company and its stockholders, that Nathan Milikowsky denied only that he did not provide information to the Hedge Fund and only that he had no reason to believe Daniel Milikowsky had provided material non-public information to the Hedge Fund, and that Nathan Milikowsky never denied that Daniel and Nathan Milikowsky were involved with the Hedge Fund in violation of the Stockholders’ Agreement.

The Nominating Committee presented its conclusions and many of the key facts in its report to the Board on its recommendations regarding director nominations for the 2013 annual meeting of stockholders. Nathan Milikowsky was present at that Board meeting and asked certain questions regarding the report. He was also present for reports by the Special Committee that were made to the Board on November 27, 2012 and February 12, 2013.”

6. Refer to the third paragraph in this section. The disclosure appears to state that Mr. Milikowsky could not under the terms of the Stockholders’ Agreement nominate a replacement Board representative before December 9, 2013. Since it is now after that date, clarify whether he can do so now.

The Company acknowledges the Staff’s comment. The statement referenced from the Proxy Statement is a summary of the communication made on June 7, 2013 in a response to the letter received on May 17, 2013 from Daniel and Nathan Milikowsky demanding that Nathan Milikowsky or their alternate nominee, David Jardini, be elected to the Board pursuant to the Stockholders’ Agreement.

The Company does not believe that the Daniel and Nathan Milikowsky group is currently entitled to nominate a replacement Board representative and will add the following disclosure at the end of the fourth paragraph in this section:

“On November 19, 2013, the Company sent a letter to the Daniel and Nathan Milikowsky group advising them that, because of the breaches of the Stockholders’ Agreement, the Company no longer had any obligation under the director nomination provisions thereof and that the standstill, confidentiality, registration rights and other provisions thereof (which include provisions prohibiting nominations and solicitation of proxies) remained in effect. Without limiting any rights that it might assert, the Company believes that it would be in the best interest

Christina Chalk

April 2, 2014

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of all stockholders for a mutually agreeable settlement of that dispute — without the cost and distraction of litigation and with a board of directors that it believes is focused on the interests of all stockholders, not the personal agenda of one.”

7. We note the reference at the bottom of page 8 to two settlement offers GrafTech has proposed to avoid a proxy contest. One is described. Please describe the terms of the other proposal.

The Company acknowledges the Staff’s comment and will add the following disclosure before the description of the most recent settlement offer:

“The Company initially presented a settlement proposal to Mr. Milikowsky in which the Company would agree to add two of Mr. Milikowsky’s nominees to the Board in exchange for a standstill through the 2016 Annual Meeting.”

8. We note the letter dated March 3, 2014 from counsel for the Milikowsky Group proposing the use of a universal ballot for this election contest. We note that you have not filed a form of proxy with your proxy statement. As part of the description of the background to this solicitation, including the settlement discussions you reference here, describe your response to this proposal. If you did not respond, so note with appropriate explanation.

The Company acknowledges the Staff’s comment and will add the following disclosure in its amended preliminary proxy statement before the last paragraph on the page. The Company will include its proxy card in its definitive proxy statement.

“On March 3, 2014, the Company received a request from the Milikowsky’s counsel to consider use of a universal proxy card for this proxy contest. The Company is considering this request and has not yet responded to it.”

Audit and Finance Committee Report, page 26

9. Please provide the disclosure required by Item 9(e)(5)(ii) of Schedule 14A.

The Company acknowledges the Staff’s comment and will modify page 71 of the Proxy Statement so that the word “All” is replaced with “100%” in the sentence, “All of the services provided to us by PricewaterhouseCoopers LLP for Audit Fees, Audit-Related Fees, Tax Fees, and All Other Fees, as shown in the table below, were approved by the Audit Committee in accordance with this pre-approval policy and procedure.”

Christina Chalk

April 2, 2014

Page Nine

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to our response. I would welcome the opportunity to discuss further any of the points discussed in this letter or to provide supplementary materials that will assist in your review. If you have any questions, please call me at (216) 676-2397.

Sincerely yours,

/s/ John D. Moran
John D. Moran